SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the months of July and August 1999

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                    GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
                              (Name of registrant)

                               10 Hashikma Street
                               Haifa 31700, Israel
                    (Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
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         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N.A.
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                    GENESIS DEVELOPMENT AND CONSTRUCTION LTD.

                                    FORM 6-K

         Genesis Development and Construction Ltd., an Israeli corporation (the "Company"), issued three press releases: one, dated July 29, 1999, reporting the resignation of Moshe Schnapp, the chief executive officer, president and a member of the board of directors of the Company, in protest over certain action taken by Israel Discount Bank, Ltd. in its ongoing litigation in Israel against the Company and certain principals of the Company; a second, dated August 3, 1999, reporting the termination of merger negotiations between the Company and Internet Cable Corporation, a Nevada corporation, and the resignation of Eli Aran, the chairman of the Company; and a third, dated August 9, 1999, reporting the appointment of a temporary liquidator for the Company by an Israeli court (collectively, the "Press Releases").

         The Press Releases are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein. The foregoing summary of the Press Releases is qualified in its entirety by reference to the Press Releases.

          Any statements contained in the Press Releases that are not historical facts are forward-looking statements. In particular, statements using the words "intends," "assesses," "perceives," "anticipates," "attributes," "seeks," or like terms are by their nature predictions based upon current plans, expectations, estimates and assumptions. These statements are subject to risks and uncertainties that could significantly affect outcomes, which may differ materially from the plans, expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement, the changing composition of the Company's management team and/or the changing financial condition of the Company. Further information regarding these and other risks and uncertainties associated with the developments reported in the Press Releases and the businesses of the Company is provided from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


Exhibit No.                                Description

99.1     Press Release of Genesis Development and Construction Ltd. dated July 29, 1999.
99.2     Press Release of Genesis Development and Construction Ltd. dated August 3, 1999.
99.3     Press Release of Genesis Development and Construction Ltd. Dated August 9, 1999.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    GENESIS DEVELOPMENT AND CONSTRUCTION LTD.



                                    /s/ Yaron Yenni
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                                    Name: Yaron Yenni
                                    Title: Chief Executive Officer




Date: August 11, 1999


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